UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YUNHONG CTI LTD.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

125961 30 0

(CUSIP Number)

Frank Cesario, Chief Executive Officer and Chief Financial Officer

22160 N. Pepper Road, Barrington, Illinois 60010 (847) 382-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of ' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ' 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 4

1     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stephen M. Merrick and The Merrick Company

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐   (b) ☐

3     SEC USE ONLY

4     SOURCE OF FUNDS*

PF

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)          ☐

6     CITIZENSHIP OR PLACE OF ORGANIZATION

United States

                                       7     SOLE VOTING POWER

NUMBER OF                          826,800 Shares of Common Stock

SHARES

BENEFICIALLY          8     SHARED VOTING POWER

OWNED BY                            None

EACH

REPORTING                9     SOLE DISPOSITIVE POWER

PERSON                                  826,800 Shares of Common Stock

WITH

                                      10     SHARED DISPOSITIVE POWER

                                                  None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

826,800 Shares of Common Stock

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 9.4% of the issued and outstanding Common Stock

14     TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS

2 of 4

SCHEDULE 13D

ITEM 1.	Security and Issuer.

This Statement relates to shares of Common Stock (“Common Stock”) of Yunhong CTI Ltd. (formerly known as CTI Industries Corporation) (the “Company”). The Company’s principal executive offices are located at 22160 N. Pepper Road, Barrington, IL 60010.

ITEM 2.	Identity and Background.

This Statement is filed by Stephen M. Merrick and the Merrick Company, an Illinois limited liability company, its business address is 800 Church Street, Lake Zurich, IL 60047. Stephen M. Merrick is the manager of The Merrick Company. The address of the Company’s principal executive offices is 22160 N. Pepper Road, Barrington, IL 60010. Mr. Merrick is a citizen of the United States of America.

During the past five years, Mr. Merrick has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Merrick or The Merrick Company been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Neither Stephen M. Merrick nor the Merrick Company purchased any shares of Common Stock in the Company in 2019. As of the date of this statement, no arrangements with third parties have been made with respect to financing the acquisition of additional shares.

ITEM 4.	Purpose of Transaction.

If Stephen M. Merrick or the Merrick Company acquires shares of Common Stock, it would be solely for investment purposes. Stephen M. Merrick and the Merrick Company may elect to acquire shares of Common Stock or to sell shares. Any such determination may be based on a number of factors, including the continued employment of Mr. Merrick by the Company, the continued attractiveness of investment in the Company at then prevailing market prices, the number of shares of Common Stock that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

While Stephen M. Merrick and the Merrick Company reserve the right to develop plans or proposals in the future with respect to the following items, at the present time they have no plans or proposals that relate to or would result in any of the following:

(a)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(b)     Sale or transfer of a material amount of assets of the Company or any of its

Subsidiaries;

(c)     Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(d)     Any material change in the present capitalization or dividend policy of the Company;

(e)     Any other material change in the Company’s business or corporate structure;

(f)     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)     Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)     A class of equity securities in the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)     Any action similar to any of those enumerated above.

3 of 4

ITEM 5.	Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, Stephen M. Merrick and the Merrick Company may be deemed to be the beneficial owner of a total of 826,800 shares of Common Stock of the Company, representing approximately 9.4% of the issued and outstanding shares of Common Stock.

The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 8,779,608 shares of Common Stock outstanding as of April 13, 2020.

During the past 60 days, neither Stephen M. Merrick nor the Merrick Company has purchased any shares of Common Stock of the Company.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Neither Stephen M. Merrick nor the Merrick Company is a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2020
Date

THE MERRICK COMPANY

By:	/s/ Stephen M. Merrick
Stephen M. Merrick, its Manager

4 of 4